                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934*

                           Edge Petroleum Corporation
_______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  279862 10 6
_______________________________________________________________________________
                                 (CUSIP Number)

                                 John Sfondrini
                          36 Catoonah Street, Unit #16
                                 P.O. Box 1248
                         Ridgefield, Connecticut  06875
                                 (203) 894-8244
_______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 25, 1997
_______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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AMENDMENT NO. 1 TO SCHEDULE 13D

          John Sfondrini ("Mr. Sfondrini"), Napamco, Ltd., a Connecticut corporation ("Connecticut Napamco"), Napamco, Ltd., a New York corporation ("New York Napamco" and together with Connecticut Napamco, "Napamco"), Edge Holding Company Partnership, a Connecticut limited partnership ("Edge Holding Company"), Edge Group Partnership, a Connecticut general partnership ("Edge Group"), Edge I Limited Partnership, a Connecticut limited partnership ("Edge I"), Edge II Limited Partnership, a Connecticut limited partnership ("Edge II"), and Edge III Limited Partnership, a Connecticut limited partnership ("Edge III" and collectively with Mr. Sfondrini, Connecticut Napamco, New York Napamco, Edge Holding Company, Edge Group, Edge I and Edge II, the "Sfondrini Parties"), hereby amends and supplements their statement on Schedule 13D as originally filed by the Sfondrini Parties on March 13, 1997 (the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Edge Petroleum Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.   PURPOSE OF TRANSACTION
          Item 4 of the Original Statement is hereby amended and supplemented as follows:

The Original Statement had provided in part that " . . . , it is possible that the Sfondrini Parties could seek to acquire additional shares, although they have no current plans to do so, other than through employee benefit plans or arrangements with the Company." Particularly in light of recent

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fluctuations in trading prices of the common stock, Mr. Sfondrini or Napamco or both may, depending on the market price of the Common Stock in the future, seek to acquire additional shares of Common Stock. The number of shares sought to be acquired, if any, is not currently expected to materially change the overall shareholdings of Mr. Sfondrini and Napamco; however, the actual number of shares acquired, if any, will be subject to, among other things, market conditions as they exist from time to time as well as other factors described in the Original Statement. Mr. Sfondrini and Napamco may also seek to take any other action described in the Original Statement.

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: August 25, 1997.

                              /s/ John Sfondrini
                              -------------------------------
                              John Sfondrini


                              NAPAMCO, LTD., a Connecticut corporation



                              By: /s/ John Sfondrini
                                 ----------------------------
                                 John Sfondrini
                                 President


                              NAPAMCO, LTD., a New York corporation



                              By:/s/ John Sfondrini
                                 ----------------------------
                                 John Sfondrini
                                 President

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                              EDGE HOLDING COMPANY PARTNERSHIP



                              By:/s/ John Sfondrini
                                 ----------------------------
                                 John Sfondrini
                                 General Partner


                              EDGE GROUP PARTNERSHIP

                              By:   Edge I Limited Partnership,
                                    Edge II Limited Partnership and
                                    Edge III Limited Partnership
                                    General Partners



                                    By:/s/ John Sfondrini
                                       ---------------------------
                                       John Sfondrini
                                       General Partner

                              EDGE I LIMITED PARTNERSHIP



                              By:/s/ John Sfondrini
                                 ----------------------------------
                                 John Sfondrini
                                 General Partner


                              EDGE II LIMITED PARTNERSHIP



                              By:/s/ John Sfondrini
                                 ---------------------------------
                                 John Sfondrini
                                 General Partner

                              EDGE III LIMITED PARTNERSHIP



                              By:/s/ John Sfondrini
                                 ---------------------------------
                                 John Sfondrini
                                 General Partner

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